UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of  November 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

Paris, November 10, 2010

KEY FIGURES FOR THE 9 MONTHS ENDING SEPTEMBER 30, 2010

ORGANIC REVENUE GROWTH ACCELERATION IN THE THIRD QUARTER (+3.0%)

GROWTH IN ADJUSTED OPERATING INCOME

CONFIRMATION OF 2010 OBJECTIVES
 (NON-AUDITED IFRS FIGURES)

●
Nine month consolidated revenue grew +0.8% Y-Y at current exchange rates to €25,467.9 million. Growth at constant scope and exchange rates was +0.1% (including Q1 2010: -3.1%, Q2 2010: +1.3%, Q3 2010: +3.0%).

●
Adjusted operating cash flow for the nine months ending September 30, 2010 grew +3.3% at current exchange rates (+0.3% at constant exchange rates) to €2,665.6 million versus €2,581.0 million at September 30, 2009.

●	Adjusted operating income grew +4.7% at current exchange rates (+1.4% at constant exchange rates) to €1,495.6 million versus €1,429.0 million for the nine months ending September 30, 2009.
●	Divestments completed during the first nine months of 2010 reached €847 million.
●	Net financial debt(*): €15.8 billion at September 30, 2010 versus €16.0 billion at June 30, 2010.

Veolia Environnement consolidated revenue increased 0.8% for the nine months ending September 30, 2010.  The return of growth was confirmed during the third quarter given 1) another strong quarter of progression in the Environmental Services division (+9.7% in Q3 after +0.7% and +8.2% growth in Q1 and Q2, respectively), principally due to recycled raw materials prices which remained strong, more favorable evolution in volumes and selective commercial discipline; 2) a return to growth in the Water division (+1.5% in Q3 after -7.0% and -3.7% performance in Q1 and Q2, respectively); and 3) a solid revenue performance in Energy Services, which also benefited from one time Works activities. Due to the resurgence of commercial opportunities and strict adherence to the Group’s selective growth strategy, Veolia Environnement has also won many significant contracts during the previous months.

Adjusted operating cash flow and adjusted operating income benefited from good revenue trends, continued focus on cost reduction efforts (€183 million realized for the first nine months of 2010) and the continuation of elevated recycled raw material prices.

The volume of divestments completed since the beginning of the year was €847 million, which combined with controlled gross investments (at €2,077 million), contributed to a 10% Y-Y increase in operating cash flow – net investments(*) to €1,720 million, versus the first nine months of 2009. Net financial debt was €15,765 million at September 30, 2010 and was impacted by the effect of exchange rate variations and a €279 million increase in working capital.

In total, a progressively improving environment, the return of positive organic revenue growth and solid operational performance together allow the Group to confirm its annual objectives and approach the fiscal year end with confidence.

____________________
(*) See definitions at the end of the press release, page 6 for definitions.

Key figures for the nine months ending September 30, 2010(1)

Revenue (€M)
Nine months ending September 30, 2010 (in €M)	Nine months ending September 30, 2009 re-presented (in €M)	Variation 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
25,467.9	25,254.3	0.8%	0.1%	-1.9%	2.6%

Commercial development and activity

Veolia Environnement’s consolidated revenue for the nine months ending September 30, 2010 increased 0.8% to €25,467.9 million compared to re-presented nine months revenue of €25,254.3 million in the same period in 2009.
Third quarter 2010 revenue showed noticeable progression, with +5.3% Y-Y growth, marking a strong net inflexion following -4.0% in the first quarter and +1.9% growth in the second quarter of 2010.
This improvement is also confirmed at constant scope and exchange rates: -3.1% in Q1 2010, +1.3% in Q2 2010 and +3.0% in Q3 2010, confirming a return to positive organic revenue growth.

This evolution is explained principally by the stabilization of the economic environment and demand from certain industrial sectors, the increase in recycled raw material prices, as well as good performance in terms of commercial development.

The effect of net divestments realized in 2009 and 2010 on revenue during the first nine months of 2010 was -€490.2 million (which is -1.9% impact on revenue growth) divided among the following: -€138.5 million in the Water Division, -€290.4 million in the Environmental Services Division (principally Veolia Propreté Nettoyage et Multiservices), -€56.3 million in the Energy Services Division, and -€5.0 million in the Transport Division.

The share of revenue generated outside of France amounted to €15,442.5 million, which is 60.6% of total revenue for the nine months ending September 30, 2010 versus 60.3% for the same period ending September 30, 2009.

The positive currency effect on revenue of €647.2 million reflects essentially the appreciation, compared to the euro, of the Australian dollar for €148.5 million, the U.S. dollar for €85.6 million, the Northern European currencies (Norway and Sweden) for €85.5 million, Eastern European currencies for €72.8 million, and the U.K. pound sterling for €54.3 million.

Veolia Environnement has observed a resurgence in commercial opportunities and has won several significant contracts during the last weeks.

-
The design, build and operation of a sludge treatment plant in Hong Kong. Consolidated revenue for the construction phase is estimated to be €414 million for Veolia Environnement. The operation of the plant, for a duration of 15 years, will be jointly realized by Veolia Water and Veolia Environmental Services, and is expected to generate average consolidated annual revenue of €20 million.

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(1) In application of IFRS 5, nine months results for 2009 have been re-presented, in order to insure assure the comparability of periods, for the reclassification into « net income from discontinued operations » of the U.K. operations in the Transport division, and the German activities and the Renewable Energies business in the Energy Services division.

-
The reconstruction and operation of the Marquette-lez-Lille wastewater treatment plant.  Construction of the plant will generate estimated cumulative revenue of €75 million for Veolia Water. Operation of the plant will start on January 1, 2011, for a duration of 6 years and estimated cumulative revenue of €28 million.

-
An operations contract related to 4 wastewater treatment facilities and 30 pumping stations for Fulton County, Georgia in the United States, with estimated cumulative revenue of $58 million over 5 years.

-
The construction and operation of a wastewater treatment and recycling plant at the Disneyland theme park in France for 12 years.  Construction is expected to generate €17 million in revenue, while operations are expected to generate cumulated revenue of €12 million.

-	The management of 24 bus lines in Macao (China) for a duration of 7 years and estimated cumulative revenue of €140 million for Veolia Transport RATP Asia (VTRA)

-	The contract for collection of municipal waste, recyclables, agricultural waste and bulky items for the agglomeration of Dijon with estimated cumulative revenue of €44 million over 5 years.

Operating Performance

Adjusted operating cash flow(2) for the nine months ending September 30, 2010 grew 3.3% (+0.3% at constant exchange rates) to €2,665.6 million versus €2,581.0 million at September 30, 2009.

This progression is due essentially to the Environmental Services division, which benefited during the first nine months of 2010 from:

●	Significantly higher recycled raw materials prices;

●	the positive effects of the adaptation plan related to the economic environment realized in 2009;

●	a moderate recovery in volumes.

In total, the adjusted operating cash flow margin improved 30 basis points to 10.5% versus 10.2% at September 30, 2009.

The results of Veolia’s efficiency plan also contributed €183 million to the growth in adjusted operating cash flow.

The positive impact of the evolution of average exchange rates on adjusted operating cash flow was €76.8 million, primarily reflecting the appreciation of the Australian dollar for an impact of €14.5 million, the U.S. dollar for an impact of €10.6 million, the U.K. pound sterling for an impact of €9.7 million and the Eastern and Central European currencies for an impact of €13.0 million for the nine months ending September 30, 2010.

Operating income for the nine months ending September 30, 2010 increased 2.5% to €1,566.4 million versus €1,528.4 million for the period ending September 30, 2009.  It includes positive non-recurring items totaling €99.4 million for the period ending September 30, 2009, versus €70.9 million for the period ending September 30, 2010.

Adjusted operating income for the nine months ending September 30, 2010 grew 4.7% (1.4% at constant exchange rates) to €1,495.6 million versus €1,429.0 million for the same period ending September 30, 2009. It includes the negative impact of lower discount rates utilized to calculate provisions for site rehabilitation already accounted for at June 30, 2010 for -€33.2 million, compared with an unfavorable effect of -€18.7 million at September 30, 2009.

Similar to the first half of 2010, the Group continues to apply selective investment criteria while preserving industrial and maintenance capital expenditures as required by contractual agreements.

____________________
(2) As of January 1, 2010, due to the application of the new amendment to IAS 7, adjusted operating cash flow for the first nine months of 2009 has been re-presented for replacement costs by an amount of €239.8m, of which €162.7m is within the Water division and €77.1m is within the Energy Services division.

The enterprise value of financial investments was €355 million for the nine months ending September 30, 2010.  These investments notably include the acquisition of New World Resources Energy (NWR Energy or « Endo ») within Dalkia in the Czech Republic for €97 million in enterprise value.

Operating cash flow minus net investments* for the nine months ending September 30, 2010 was €1,720 million versus €1,561 million for the same period in 2009.
After the change in operational working capital (€279 million use of funds), payment of interest expense, taxes and dividends (€719 million), net financial debt was €15,765 million at September 30, 2010 versus €15,127 million at December 31, 2009.  Net debt was also impacted by unfavorable foreign exchange movements of €395 million.

Free cash flow* after dividend payment was -€220 million.

The operational and financial performances of the Group at September 30, 2010 are consistent with the Group’s objective for the 2010 fiscal year:
●	adjusted operating income improvement,
●	to generate positive free cash flow after dividend payment (excluding the merger between Veolia Transport and Transdev),
●	generate €250 million in cost savings,
●	continue to execute the previously communicated program of divestments amounting to €3 billion of divestments during the period 2009-2011,
●	maintain the ratio of net financial debt(*) / (cash flow from operations + repayments of operating financial assets)

Analysis by division

Water

Revenue (€M)
Nine months ending September 30, 2010 (in €M)	Nine months ending September 30, 2009 (in €M)	Variation 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
8,997.9	9,285.0	-3.1%	-3.8%	-1.5%	2.2%

The decline in Water division revenue for the nine months ending September 30, 2010 is explained primarily by the diminution of Works activities.  Excluding Works, division revenue improved in the third quarter by 0.8% at constant scope and exchange rates.
●
In France, revenue excluding scope effects declined 1.7% given the slowdown in Works activities, a 1% decline in volumes distributed compared to 2009 and the end of the contract with the city of Paris.

●
Outside France, excluding Veolia Water Solutions & Technologies, revenue increased 1.9% (2.1% at constant scope and exchange rates). In Europe, 4.1% growth at constant scope and exchange rates was driven by Germany, the United Kingdom and Eastern Europe. At constant scope and exchange rates, Asia-Pacific revenue declined by 2.5% after the completion of the construction of the desalination plant in Sydney, Australia. In the Africa-Middle East zone, revenue increased 3.7% at constant scope and exchange rates, due principally to an increase in volumes during the first half of 2010 and higher tariffs obtained in 2009.

●
Veolia Water Solutions & Technologies posted revenue of €1,461.8 million, which is -21.7% at constant scope and exchange rates, compared to the same period in 2009.  This performance includes the effect of the end of certain large Design & Build contracts outside of France, and secondly the slowdown in revenue from industrial clients.

●	The negative impact of change in scope of -1.5% is principally related to the Africa-Middle East zone.

For the nine months ending September 30, 2010, adjusted operating income declined slightly at constant exchange rates.  Adjusted operating cash flow evolved in line with the trend observed during the first semester of 2010.

Environmental Services

Revenue (€M)
Nine months ending September 30, 2010 (in €M)	Nine months ending September 30, 2009 (in €M)	Variation 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
7,201.7	6,776.0	6.3%	7.2%	-4.3%	3.4%

The positive differential of recycled raw materials prices (notably in France, Germany and Norway), good progression of certain activities in the United States and the ramping and growth of integrated contracts in the United Kingdom contributed to organic growth of 7.2% during the third quarter of 2010. In addition, after a volume effect still marginally negative during the first quarter, the second and third quarters confirm signs of volume recovery in certain activities, and in certain countries, of the Environmental Services division.
●
In France, revenue increased 7.7% at constant scope due to higher recycled raw materials prices (paper/cardboard and metals) and a moderated improvement in volumes during the second and third quarters of 2010. This improvement was attained despite strong commercial discipline at the time of contract renewals.  Revenue in France at current scope decreased by 2.4% compared to the prior year due to the divestiture of Veolia Propreté Nettoyage et Multi-Services in 2009.

●
Outside France, revenue grew 11.7% (+6.9% at constant scope and exchange rates). Revenue in Germany (+12.6% at constant scope and exchange rates) benefited from a positive price differential on paper and cardboard, and during the third quarter from a rebound in activity in the commercial and industrial segment. Revenue in the United Kingdom increased 4.2% at constant scope and exchange rates due to the ramping and growth of integrated contacts and despite an economic environment which remains difficult, which is negatively impacting other activities.  In North America (+6.2% at constant scope and exchange rates), growth was derived from retaining good pricing and volumes, and was reinforced by one time projects. In Asia-Pacific, the 10.2% revenue increase at constant scope and exchange rates benefited from the ramping and growth of activities in China and the recovery of industrial services activities in Australia.

●
Net divestments completed in the Environmental Services division throughout 2009, notably the activities of Veolia Propreté Nettoyage et Multi-Services in France, which were divested in August 2009, had an impact on revenue of -4.3% (-€290.4 million compared to the nine months ending September 30, 2009).

Adjusted operating cash flow progressed noticeably, largely due to:
●
higher recycled raw materials prices (paper and metals) compared to 2009, which positively impacted operational performance in the division’s principal countries (France, United Kingdom, Germany, Norway and the United States);

●	cost reduction efforts.

Adjusted operating income for the nine months ending September 30, 2010 increased significantly compared to the same period ending in 2009.

Energy Services

Revenue (€M)
Nine months ending September 30, 2010 (in €M)	Nine months ending September 30, 2009 re-presented (in €M)	Variation 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
4,981.9	4,787.9	4.1%	3.3%	-1.2%	2.0%

Energy Services revenue for the nine months ending September 30, 2010 increased 3.3% at constant scope and exchange rates.  The variation is explained principally by a positive climate effect at the beginning of the year and a progression in Works activities, despite an unfavorable effect of energy prices (-€64.3 million compared to the same period in 2009).
●	In France, revenue increased 1.4% due to a more favorable climate environment and despite lower energy prices.
●
Outside France, revenue grew 4.9% at constant scope and exchange rates due to increased Works activities in Southern Europe; while lower electricity prices in Central Europe were compensated by a more favorable climate effect.

●
Net divestments completed in the Energy Services division throughout 2009, notably the Facilities Management activities in the United Kingdom, which were divested in August 2009, essentially explains the -1.2% impact on division revenue compared to the nine months ending September 30, 2009.

For the nine months ending September 30, 2010, adjusted operating cash flow improved.  Adjusted operating income declined compared to the prior year period due to a capital gain on divestments realized during the third quarter of 2009.

Transport

Revenue (€M)
Nine months ending September 30, 2010 (in €M)	Nine months ending September 30, 2009 re-presented (in €M)	Variation 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
4,286.4	4,405.4	-2.7%	-5.3%	-0.1%	2.7%

Transport division revenue for the nine months ending September 30, 2010 declined 2.7%.  Correcting for the impact of the non-renewed Stockholm, Melbourne and Bordeaux contracts, revenue growth would have been +9.1%.
●
Revenue in France grew 2.3% at constant scope due to new contract wins (notably Valenciennes).  Revenue was also impacted by the decline in revenue related to airport and tourist activities, notably due to the economic environment.

●
Outside France, revenue declined 5.9% (-9.9% at constant scope and exchange rates) due to the non-renewal of the Melbourne contract in December 2009 and the Stockholm contract in November 2009, which combined had a -€479 million impact on revenue during the nine months ending September 30, 2009.  This decline occurred despite the ramping and growth of activities in North America, the Netherlands, Asia and Germany.

Adjusted operating cash flow and adjusted operating income for the nine months ending September 30, 2010 in the Transport division declined, notably due to the lost contribution from the aforementioned non-renewed contracts.

*Net financial debt represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

*Free cash flow represents cash generated (sum of operating cash flow before changes in working capital and repayments on operating financial assets) net of the cash component of the following items: (i) changes in working capital for operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of disposals (including the change in receivables and other financial assets), (iv) net financial interest paid and (v) tax paid.

*The indicator Operating cash flow – Net investments is defined by Adjusted operating cash flow, including operating cash flow from discontinued operations – (Gross investments – (divestments, plus repayments from operating financial assets, plus partial purchases net of partial sales resulting from transactions with non-controlling interests that do not result in a gain or loss of control, plus increases in capital subscribed to by minority interests)).

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This [document/press release] contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Ronald Wasylec - Tél +33 (0)1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

CONFERENCE CALL
(FOR ANALYSTS AND INSTITUTIONAL INVESTORS ONLY)

KEY FIGURES AT SEPTEMBER 30, 2010

speaker:

Pierre-François RIOLACCI (Chief Financial Officer)

Wednesday November 10th, 2010 at 8:30 a.m. (CET)

To listen to the conference, please dial

+33 (0)1 70 99 42 85

Or

+44 (0)20 71 36 20 54

A replay will be available from November 10-16, 2010

          Phone number (France)                                                  +33 (0)1 74 20 28 00

          Phone number (UK)                                                        +44 (0)20 7111 1244

          Phone number (USA)                                                      +1 347 366 9565

(Code 5847789#)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 10, 2010

VEOLIA ENVIRONNEMENT

By: /s/ Olivier Orsini
Name: Olivier Orsini Title: General Secretary